QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
FOUNDATION COAL HOLDINGS, INC. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
35039W100 (CUSIP Number)
Leslie A. Grandis McGuireWoods LLP One James Center 901 East Cary Street Richmond, Virginia 23219 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.            35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMCI Acquisition III, LLC* IRS No. 13-4284949

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 3,005,210
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,005,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) OO

*
AMCI Acquisition, LLC and Hans J. Mende filed a Schedule 13D on January 18, 2005 relating to shares of Common Stock, par value $0.01 per share of Foundation Coal Holdings, Inc. On September 13, 2005 AMCI Acquisition, LLC was merged with and into AMCI Acquisition III, LLC, a Delaware limited liability company.

  CUSIP No.            35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hans J. Mende

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 3,005,210
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,005,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

        This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Foundation Coal Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 999 Corporate Boulevard, Suite 300, Linthicum Heights, MD 21090.

Item 2.    Identity and Background

        This Schedule 13D is being filed by AMCI Acquisition III, LLC, ("AMCI III") and Hans J. Mende ("Mende" and collectively with AMCI III, the "Reporting Persons"). AMCI III directly owns the shares of Common Stock reported in Item 5. Mende, is the President of AMCI III and holds a 40% beneficial interest in AMCI III. The Kirmar Limited Partnership (of which Mende owns a .6% general partnership interest, a .4% general partnership is held jointly with Fritz R. Kundrun (with rights of survivorship) and Mende's son and daughter each own a 49.5% limited partnership interest) owns a 10% beneficial interest in AMCI III. By virtue of such relationship, Mende may be deemed to beneficially own the shares of Common Stock directly owned by AMCI III.

        AMCI III is a Delaware limited liability company with a limited term of existence, the principal purpose of which is to hold equity securities. Mende is the President of AMCI III.

        The principal business and office address of the Reporting Persons is 1105 North Market Street, Suite 1300 Wilmington, DE 19890.

        Information with respect to executive officers and directors of AMCI III, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference.

        During the last five years, none of the Reporting Persons nor any executive officer or director of AMCI III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4.    Purpose of Transaction

14.	Type of Reporting Person (See Instructions) OO

  AMCI Acquisition, LLC and Hans J. Mende filed a Schedule 13D on January 18, 2005 relating to shares of Common Stock, par value $0.01 per share of Foundation Coal Holdings, Inc. On September 13, 2005 AMCI Acquisition, LLC was merged with and into AMCI Acquisition III, LLC, a Delaware limited liability company.

Item 5.    Interest in Securities of the Issuer

        (a)   As of September 13, 2005, AMCI III directly beneficially owned an aggregate of 3,005,210 shares of Common Stock, constituting approximately 6.7% of the 44,630,047 shares of Common Stock outstanding as of June 30, 2005 (based on information obtained from the Issuer), and Mende may be deemed to indirectly beneficially own such shares by virtue of the relationships reported in Item 2.

        (b)   AMCI III shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares of Common Stock held by it with its President, Mende.

        (c)   Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Shares.

        (d)   No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of, the shares of Common Stock owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement of Schedule 13D

Signature

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: September 13, 2005
AMCI ACQUISITION III, LLC
By: /s/ HANS J. MENDE
Name: Hans J. Mende
Title: President
/s/ HANS J. MENDE Hans J. Mende

Schedule I

        The name, business address, citizenship, position with AMCI Acquisition III, LLC and present principal occupation or employment of each of the executive officers and directors of AMCI Acquisition III, LLC are set forth below:

Name	Business Address	Citizenship	Position with AMCI Acquisition III, LLC	Principal Occupation or Employment
Hans J. Mende	(1)	Germany	President and Member	President and Chief Executive Officer of American Metals & Coal International, Inc.
Michael J. Walker	(1)	United States	Executive Vice President, Treasurer and Manager	Executive Vice President and Treasurer of Laurel Mountain Management, Inc.
Angela Robin Grace	(1)	United States	Secretary	Secretary of Laurel Mountain Management, Inc.

(1)
1105 North Market Street, Suite 1300, Wilmington, DE 19890

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1	Joint Filing Agreement of Schedule 13D.

QuickLinks

Signature
Schedule I